On May 14, 2008, the Coventry Group Audit Committee
(consisting of Independent Trustees)(the Registrant) determined not to retain Ernst & Young LLP (E&Y) and approved a change of the independent auditors to Cohen Fund
Audit Services, Ltd (Cohen). Cohen has confirmed to the Audit Committee that they are independent auditors of the Funds. For the fiscal years ended
March 31, 2007 and March 31, 2008, E&Y served as the
Funds registered independent public accounting firm with respect to the Funds. During the Funds fiscal years ended March 31, 2007 and March 31, 2008, E&Ys audit reports concerning the Funds contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with their audits for the fiscal years ended March 31, 2007 and March 31, 2008, there were no disagreements between the Funds and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of E&Y would have caused it to make reference to the disagreements in its report on the financial statements for such periods. In addition, there were no reportable events of the kind described in Item
304(a) (1) (v) of Regulation S-K under the Securities
Exchange Act of 1934, as amended. During the Funds fiscal years ended March 31, 2007 and March 31, 2008, neither the Registrant nor anyone on its behalf consulted E&Y concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrants financial statements or (ii) the subject of a disagreement (as defined in paragraph (a) (1) (iv) of Item 304 of Regulation S-K) or reportable events
(as described in paragraph (a) (1) (v) of said Item
304).